SECU [redacted] IMISSION

08033209

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8- 42094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing
NOV 25 2008
Washington, DC
111

REPORT FOR THE PERIOD BEGINNING **October 1, 2007** (MM/DD/YY) AND ENDING **September 30, 2008** MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Delphi Financial Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3033 Excelsior Blvd., Suite 525
(No. and Street)

Minneapolis	**MN**	**55416**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jack Levi **612-338-1774**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mayer Hoffman McCann P.C.
(Name - *if individual, state last, first, middle name*)

222 South 9th Street, Suite 1000	**Minneapolis**	**MN**	**55402**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

PROCESSED
DEC 17 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240. 17a-5(e) (2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

OATH OR AFFIRMATION

I, Jack Levi, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Delphi Financial Corpration as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

LAURA BROOKS
NOTARY PUBLIC – MINNESOTA
My Commission Expires Jan. 31, 2010

Laura Brooks
Notary Public

J. Levi
Signature

President
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MHM
Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors

DELPHI FINANCIAL CORPORATION

We have audited the statements of financial condition of Delphi Financial Corporation as of September 30, 2008 and 2007 and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5(g) under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly in all material respects, the financial position of Delphi Financial Corporation as of September 30, 2008 and 2007, and the results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 20, 2008

DELPHI FINANCIAL CORPORATION

STATEMENTS OF FINANCIAL CONDITION

September 30, 2008 and 2007

	2008	2007
ASSETS		
Cash	$ 43,407	$ 34,481
Temporary cash investments	-	1,024
Commission receivable	-	27,350
Prepaid insurance	163	447
Advance receivable, stockholder	-	364,354
Furniture and equipment	-	32,192
Accumulated depreciation	-	(31,536)
TOTAL ASSETS	$ 43,570	$ 428,312
LIABILITIES		
Accounts payable and accrued expenses	$ 24,394	$ 27,782
Accrued income taxes	2,500	9,500
Unearned revenue	-	7,500
TOTAL LIABILITIES	26,894	44,782
STOCKHOLDER'S EQUITY		
CAPITAL CONTRIBUTED		
Common stock, par value $.01, authorized 1,000,000 shares, issued and outstanding 113,000 shares	960	960
Contributed capital	265,990	265,990
TOTAL CAPITAL CONTRIBUTED	266,950	266,950
RETAINED EARNINGS (DEFICIT)	(250,274)	116,580
TOTAL STOCKHOLDER'S EQUITY	16,676	383,530
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 43,570	$ 428,312

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION

STATEMENTS OF OPERATIONS

Years Ended September 30, 2008 and 2007

	2008	2007
COMMISSIONS AND FEES EARNED		
Consulting fees	$ 203,171	$ 322,657
Expense reimbursements	68,306	204,612
Dividend income	27	279
TOTAL COMMISSIONS AND FEES EARNED	271,504	527,548
OPERATING EXPENSES		
Employee compensation and benefits	84,959	202,984
Occupancy and equipment	5,500	33,922
General and administrative	178,407	126,823
TOTAL OPERATING EXPENSES	268,866	363,729
OPERATING INCOME	2,638	163,819
NON-OPERATING INCOME (EXPENSE)	2,694	-
INCOME BEFORE INCOME TAXES	5,332	163,819
INCOME TAX EXPENSE	11,591	42,575
NET INCOME	$ (6,259)	$ 121,244

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

Years Ended September 30, 2008 and 2007

	Common Stock				
	Shares	Par Value	Contributed Capital	Retained Earnings (Deficit)	Total Stockholder's Equity
Balance, September 30, 2006	113,000	$ 1,130	$ 265,870	$ (4,664)	$ 262,336
Net income				121,244	121,244
Stock redemption	(17,000)	(170)	120	-	(50)
Balance September 30, 2007	96,000	960	265,990	116,580	383,530
Net income (loss)			-	(6,259)	(6,259)
Dividend				(360,595)	(360,595)
Balance, September 30, 2008	96,000	$ 960	$ 265,990	$ (250,274)	$ 16,676

See Notes to Financial Statements

DELPHI FINANCIAL CORPORATION

STATEMENTS OF CASH FLOWS

Years Ended September 30, 2008 and 2007

	2008	2007
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ (6,259)	$ 121,244
Adjustments to reconcile net income (loss) to net cash flows from operating activities:		
Depreciation and amortization	-	109
(Gain) loss on disposal of assets	(2,694)	-
Decrease (increase) in operating assets:		
Commission receivable	27,350	(3,350)
Prepaid insurance	285	960
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(3,388)	2,594
Accrued rent	-	(673)
Accrued income taxes	(7,000)	9,500
Unearned revenue	(7,500)	7,500
NET CASH FLOWS FROM OPERATING ACTIVITIES	793	137,884
CASH FLOWS FROM INVESTING ACTIVITIES		
Proceeds from sale of furniture and equipment	3,350	-
Investment in furniture and equipment	-	(765)
Advances to stockholder	-	(356,343)
Repayment of advances to stockholder	364,354	214,370
NET CASH FLOWS FROM INVESTING ACTIVITIES	367,704	(142,738)
CASH FLOWS FROM FINANCING ACTIVITIES		
Stock redemption	-	(50)
Dividends paid	(360,595)	-
NET CASH FLOWS FROM FINANCING ACTIVITIES	(360,595)	(50)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	7,902	(4,904)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	35,505	40,409
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 43,407	$ 35,505

See Notes to Financial Statements

(1) Nature of business and significant accounting policies

Nature of business - Delphi Financial Corporation (the Company) arranges private financing of $5 million to $50 million for both public and private companies. The Company provides investment banking and advisory services to corporate clients regarding strategic financial and general business matters. The Company's 2008 investment banking activities and advisory services were primarily performed on behalf of two customers, which accounted for 100% of its revenues.

A summary of the Company's significant accounting policies follows:

Cash and cash equivalents - For purposes of reporting the statement of cash flows, the Company includes all cash accounts and all highly liquid investments purchased with a maturity of three months or less, other than securities held for sale in the normal course of business, as cash and cash equivalents.

Investments - The Company, in connection with providing investment banking and advisory services, has historically purchased certain warrants of the company it serves. These warrants are valued by management, as no ready market is available for the warrants or significant restrictions exist which limited the value of the warrants. Changes in fair market value of these securities are recognized as unrealized gains or losses.

Furniture and equipment – Furniture and equipment are recorded at cost. Expenditures for additions and improvements are capitalized, while repairs and maintenance costs are charged to expense.

Depreciation of furniture and equipment is computed on accelerated methods. Estimated useful lives for furniture and equipment are 5-7 years. Total depreciation expense was $0 and $109 for the years ended September 30, 2008 and 2007, respectively.

Revenue recognition - Investment banking fee income is recognized when earned, typically upon closing of the transaction. Income from consulting is recognized as the specific services are performed or if the arrangement does not specify the services over the term of the agreement. Reimbursements for expenses advanced on the clients' behalf are recognized as the expenses are incurred.

Receivable and credit policies – Receivables from clearing organizations for commissions earned by the Company are paid within 30 days of the month end close of business. Employee receivables principally consist of non-interest bearing loans due in six months. An employee receivable is considered delinquent if not paid on its maturity date. At that time, the note is placed on delinquent status.

The carrying amounts of employee receivables are reduced by a valuation allowance that reflects management's best estimate of the amounts that will not be collected. Management individually reviews all employee receivable balances monthly and based on an assessment of current creditworthiness, estimates the portion, if any, of the balance that will not be collected.

(1) <u>Nature of business and significant accounting policies</u> (continued)

A summary of the Company's significant accounting policies follows: (continued)

Income taxes - Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. The Company's temporary differences relate primarily to operating loss carryforwards. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Concentration of credit risk - As a broker and dealer, the Company is engaged in various securities activities, principally involving investment banking services to obtain debt and or equity capital for both private and public companies. The Company's investment banking activities are performed on a "best effort" basis. The Company is exposed to credit risk associated with the nonperformance of these customers in fulfilling their contractual obligations pursuant to these services.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Recently Issued Accounting Pronouncements

SFAS 157 - During September 2006, the FASB issued SFAS 157, "Fair Value Measurements" ("SFAS 157"), which provides enhanced guidance for using fair value to measure assets and liabilities. The standard applies whenever other standards require (or permit) assets or liabilities to be measured at fair value. The standard does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company is required to adopt the provisions of SFAS 157 in 2009 and is currently evaluating the effects, if any, that this pronouncement may have on the financial statements.

FIN 48 - During June 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes -- an interpretation of FASB Statement No. 109" ("FIN 48"), which clarifies the accounting for uncertainty in income taxes. FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was scheduled to be effective for fiscal years beginning after December 15, 2008 however implementation for nonpublic companies has been deferred for one year. The Company is required to adopt the provisions of FIN 48 for the fiscal year beginning October 1, 2009 and is currently evaluating the effects, if any, that FIN 48 may have on the financial statements.

(2) Income tax matters

The components of the income tax provision and deferred tax asset and liability are as follows:

	Years Ended September 30,	
	2008	2007
Current income taxes		
Federal income taxes	$ 7,056	$ 33,505
State and local income taxes	4,535	14,870
Tax benefit of net operating loss carryforward	-	(5,800)
Total current income tax expense	11,591	42,575
Deferred income taxes		
Change in deferrred tax valuation allowance	-	(5,800)
Net operating loss carryforward	-	5,800
Total deferred income tax expense	-	-
Total income tax expense	$ 11,591	$ 42,575

(3) Net capital requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. In addition, restrictions may be imposed to prohibit equity withdrawals or cash dividends if the resulting net capital ratio would exceed 10 to 1. At September 30, 2007, the Company had a deficit net capital as defined by Rule 15c3-1 of $(9,298) and a required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital was also a deficit at September 30, 2007. Subsequent to September 30, 2007, the Company's stockholder deposited $80,000 into its bank account, thereby reducing his obligation to the Company and increasing its net capital by the same amount. At September 30, 2008, the Company's net capital of $16,512 was $11,512 in excess of the required net capital of $5,000 and the ratio of aggregate indebtedness to net capital was 1.63 to 1.

(4) Exemption

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission. Therefore, the Company is not required to make the periodic computation of reserve requirements for the exclusive benefit of customers.

(5) Related Party

The Company has an agreement with National Wind, LLC, an affiliated company, to provide consulting services. The Company received $96,275 during 2008 for those consulting services. At September 30, 2008 all consulting fees had been paid.

Effective October 1, 2007 the Company entered into an expense sharing agreement with an affiliated company. This agreement provides for the Company's use of a portion of the facility in exchange for a monthly fee. The fee is a variable amount based on the extent of the Company's use of the facility. The term of the expense sharing agreement is for the period beginning October 1, 2007 through September 30, 2008 and continues indefinitely thereafter subject to termination by either party on 90 days advance notice. The facilities portion of the expense sharing agreement totaled $6,000 for the year ended September 30, 2008. The company owes National wind, LLC. $6,000 at September 30, 2008

(6) Stockholders' equity

On May 25, 2001, the Company issued 17,000 shares of common stock for $225,000. In conjunction with the newly issued shares, the Company and stockholders entered into an agreement which includes a policy for sharing revenue where the two parties collaborated on transactions, and a conditional put agreement obligating the Company to repurchase the newly issued shares. The stockholders can exercise this right on May 25, 2003 and anytime thereafter. The purchase price of the shares would be the lesser of $225,000 or, an amount calculated by multiplying the three year total of net adjusted cash revenues and expenses by 6.25%. The purchase price is payable over five years with interest at the prime rate, or by any amount which would not reduce the Company's net capital below the minimum required.

Effective October 1, 2007, the Company and the owner of the 17,000 shares entered into an agreement whereby the Company would pay $50 to the owner in exchange for the 17,000 shares of the Company's stock and the mutual release of any rights or obligation contained in their agreement.

(7) Cash flow disclosures

The following is a summary of supplemental cash flow information:

	Years Ended September 30,	
	2008	2007
Cash Paid:		
Income taxes	$ 18,591	$ 33,875

ADDITIONAL INFORMATION

MHM

Mayer Hoffman McCann P.C.
An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL

To the Board of Directors

DELPHI FINANCIAL CORPORATION

We have audited the financial statements of Delphi Financial Corporation for the year ended September 30, 2008, and have issued our report thereon dated November 20, 2008. As part of our audit, we made a study and evaluation of the Company's system of internal accounting control (which includes the procedures for safeguarding securities) to the extent we considered necessary to evaluate the system as required by auditing standards generally accepted in the United States of America. The purpose of our study and evaluation, which included obtaining an understanding of the accounting system, was to determine the nature, timing, and extent of the auditing procedures necessary for expressing an opinion on the financial statements.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13; or in complying with the requirements for prompt payment for securities of Section 4(c) of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining a system of internal accounting control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. The objectives of a system and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal accounting control procedures or the practices and procedures referred to above, errors or irregularities may nevertheless occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with them may deteriorate.

Our study and evaluation made for the limited purpose described in the first paragraph would not necessarily disclose all material weaknesses in the system. Accordingly, we do not express an opinion on the system of internal accounting control of Delphi Financial Corporation taken as a whole. However, as discussed below, we identified a certain deficiency in internal control over financial reporting that we consider to be a significant deficiency.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the Company's ability to initiate, authorize, record, process, or report financial data reliably, in accordance with generally accepted accounting principles, such that there is more than a remote likelihood that a misstatement of the Company's financial statements that is more than inconsequential will not be prevented or detected by the Company's internal control. A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control. We consider the following deficiency to be a material weakness in internal control over financial reporting.

The size of the business and the limited number of employees imposes practical limitations on the effectiveness of those internal accounting control practices and procedures that depend on the segregation of duties. Under the provisions of the American Institute of Certified Public Accountant's Statement of Auditing Standard No. 112, the lack of segregation of duties is defined as areas of material weakness in internal control. Since these conditions are inherent in the size of the Company, the specific weaknesses are not describes herein, and no corrective action has been taken or proposed by the Company. Our study and evaluation disclosed no facts that came to our attention to cause us to believe that the Company was not in compliance with the exemptive provisions of Rule 15c3-3.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2008, to meet the Commission's objectives.

To the Board of Directors
Delphi Financial Corporation
Page Three

This report is intended solely for the use of management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of members, and should not be used for any other purpose.

Myer Hoffman McCann P.C.

Minneapolis, Minnesota
November 20, 2008

MHM

Mayer Hoffman McCann P.C.

An Independent CPA Firm

1000 Campbell Mithun Tower
222 South Ninth Street
Minneapolis, Minnesota 55402
612-339-7811 ph
612-339-9845 fx
www.mhm-pc.com

INDEPENDENT AUDITORS' REPORT ON ADDITIONAL INFORMATION

To the Board of Directors

DELPHI FINANCIAL CORPORATION

We have audited the financial statements of Delphi Financial Corporation as of September 30, 2008. Our audit was made for the purpose of forming an opinion on the basic financial statements.

The information contained in Schedules I, II, III, and IV are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements.

Mayer Hoffman McCann P.C.

Minneapolis, Minnesota
November 20, 2008

DELPHI FINANCIAL CORPORATION
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1
OF THE SECURITIES AND EXCHANGE ACT OF 1934
SEPTEMBER 30, 2008
COMPUTATION OF NET CAPITAL

Schedule I

1.	Total ownership equity from Statement of Financial Condition		$ 16,676
2.	Deduct: ownership equity not allowable for net capital		
3.	Total ownership equity qualified for net capital		16,676
4.	Add:		
	a. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
	b. Other (deductions) or allowable credits Deferred taxes on non allowable assets		0
5.	Total capital and allowable subordinated liabilities		16,676
6.	Deduction and/or charges:		
	a. Total non-allowable assets included in Statement of Financial Condition:	$ 164	
	b. Secured demand note deficiency	0	
	c. Commodity futures contracts and spot commodities-proprietary capital charges	0	
	d. Other deductions and/or charges contingent liability		164
7.	Other additions and/or allowable credits: Deferred taxes on unrealized appreciation of investment securities		0
8.	Net capital before haircuts on securities positions		16,512
9.	Haircuts on securities:		
	a. Contractual securities commitments		
	b. Subordinated securities borrowings		
	c. Trading and investment securities:		
	i. Exempted securities		
	ii. Debt securities		
	iii. Options		
	iv. Other securities		
	d. Undue concentration (illiquid investment securities)		
	e. Other		0
10.	Net capital		$ 16,512

DELPHI FINANCIAL CORPORATION
COMPUTATIONS RELATED TO NET CAPITAL UNDER RULE 15c 3-1 OF THE SECURITIES AND EXCHANGE ACT OF 1934
SEPTEMBER 30, 2008
COMPUTATION OF BASIC CAPITAL REQUIREMENTS AND AGGREGATE INDEBTEDNESS

Schedule II

COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS

11.	Minimum net capital required (6-2/3% of line 19)	$	1,793
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries		5,000
13.	Net capital requirement (greater of line 11 or 12)		5,000
14.	Excess net capital (line 10 less 13)		11,512
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	$	13,823

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities included in Statement of Financial Condition	$	26,894
17.	Add:		
	a. Drafts for immediate credit		
	b. Market value of securities borrowed for which no equivalent value is paid or credited		
	c. Other unrecorded amounts contingent liability		
19.	Total aggregate indebtedness	$	26,894
20.	Ratio of aggregate indebtedness to capital (line 19 divided by line 10)		1.63

DELPHI FINANCIAL CORPORATION
RECONCILIATION WITH COMPANY'S COMPUTATIONS RELATED
TO NET CAPITAL UNDER RULE 15c 3-3 OF THE
SECURITIES EXHANGE ACT OF 1934
(Included in Part IIA of Form X-17A-5 as of September 30, 2008)

Schedule III

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL

Net capital as reported in Part I of Form X-17A-5		$ 16,512
Net audit adjustments		
Net capital adjustments including:		
Additional accrued expenses	0	0
Deferred income	0	0
Reduction of income taxes payable	0	0
Net capital as reported on line 10 of Schedule I		$ 16,512

RECONCILIATION WITH COMPANY'S COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness as reported in Part IIA of Form X-17A-5		$ 26,894
Additional accrued expenses	0	0
Deferred income	0	0
Reduction of income taxes payable	0	0
Total aggregate indebtedness as reported on line 19 of Schedule II		$ 26,894

DELPHI FINANCIAL CORPORATION
STATEMENT PURSUANT TO 15c 3-3
SECURITIES EXCHANGE ACT OF 1934
SEPTEMBER 30, 2008

Schedule IV

As more fully described in Note 4 of the notes to financial statements, the Company does not hold funds or securities of customers. Accordingly, the Company is exempt from the requirements to maintain a "Special Reserve Account for the Exclusive Benefit of Customers' under provisions of SEC Rule 15c-3 based on paragraph k(2) of the rule.

END